UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)
Under the Securities Exchange Act of 1934
Ashford Hospitality Trust, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
044103877
(CUSIP Number)
Monty J. Bennett
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
(972) 490-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 25, 2020
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box □.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group*
	(a)	□
	(b)	□

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 900,391 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 900,391 (1)

10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 900,391 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* □

13	Percent of Class Represented by Amount in Row (11) 1.7% (2)

14	Type of Reporting Person IN

(1)	Includes: (a) 556,936 Common Units; (b) 91,515 LTIP Units; (c) 40,064 Performance LTIP Units and (d) 46,264 PSUs.

(2)
Based on 53,017,008 shares of Common Stock (as defined below) outstanding as of November 25, 2020, plus any Securities beneficially owned by the Reporting Person that are convertible into Common Stock.

Explanatory Note
This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on February 17, 2009, as amended by Amendment No. 1 thereto filed on April 23, 2010, as amended by Amendment No. 2 thereto filed on August 24, 2017 and as amended by Amendment No. 3 thereto filed on July 28, 2020 (as amended, the “Original Schedule 13D”), by the Reporting Person, relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ashford Hospitality Trust, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 4 shall have the meaning ascribed to them in the Original Schedule 13D.
On November 25, 2020, the Issuer closed its previously commenced offers to exchange any and all shares of the Issuer’s 8.45% Series D Cumulative Preferred Stock, par value $0.01 per share, 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share, 7.375% Series G Cumulative Preferred Stock, par value $0.01 per share, 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share and 7.50% Series I Cumulative Preferred Stock, par value $0.01 per share for newly issued shares of Common Stock.
This Amendment No. 4 is being filed to report the fact that as November 25, 2020 the Reporting Person has ceased to be the beneficial owner of more than 5% of the Common Stock.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Except as specifically supplemented by this Amendment No. 4, the Original Schedule 13D is unchanged.
Item 5          Interest in Securities of the Issuer
Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a)          Aggregate Number and Percentage of Securities. The Reporting Person beneficially owns an aggregate of 900,391 shares of Common Stock (which includes 556,936 Common Units that are presently, upon redemption at the request of the Reporting Person, convertible, at the option of the Issuer, into shares of Common Stock), an aggregate of 91,515 LTIP Units, an aggregate of 40,064 Performance LTIP Units and an aggregate of 46,264 PSUs, collectively representing approximately 1.7% of the Issuer’s outstanding Common Stock and assuming all Performance LTIP Units vest at 200% of target and all PSUs vest at 100% of target. The Securities are held as follows:
(i)	46,263 shares of Common Stock, 20,031 LTIPs, 40,064 Performance LTIPs and 46,264 PSUs held directly by the Reporting Person;
(ii)	96,677 Common Units and 71,484 LTIP Units are held indirectly by the Reporting Person through MJB Operating, LP;
(iii)	76,118 shares of Common Stock and 17,707 Common Units are held indirectly by the Reporting Person through MJB Investments, LP;
(iv)	7,400 shares of Common Stock and 54,966 Common Units held indirectly by the Reporting Person through Reserve LP, IV;
(v)	35,831 shares of Common Stock and 253,588 Common Units held indirectly by the Reporting Person through Dartmore, LP;
(vi)	39,684 Common Units held indirectly by the Reporting Person through Reserve, LP III; and
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(vii)
94,314 Common Units held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50% of the 94,314 Common Units held by Ashford Financial Corporation).

Item 5(e) of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
(e)          The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on November 25, 2020.
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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
Date: December 14, 2020
/s/ MONTY J. BENNETT
Monty J. Bennett

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